CORNERSTONE

BANCORP

05050613

12-31-04
PE

2004 ANNUAL REPORT

CONTENTS

CORNERSTONE
BANCORP

Dear Shareholders,

On behalf of the board of directors of Cornerstone Bancorp, I am pleased to report another year of growth and profitability. 2004 was a great year for Cornerstone, as evidenced by record earnings of more than $664,000, or $.62 per share. We finished the year with more than $100 million in total assets, a significant milestone in the life of a young community bank. During 2004, the Company grew 19% in total assets and more than 86% in net income.

We continue to enjoy high asset quality and the fruits of deliberate growth. Net charge-offs to average loans outstanding remained below .01% in 2004, evidence of our commitment to grow the Bank and the Company in a safe and sound manner.

Early in the year, the Board of Directors voted to declare the Company's third consecutive 10% stock dividend. We believe this dividend will help increase the liquidity of the stock and continue to build value for our shareholders without impairing our capital. In fact, our capital remains above the standard for well-capitalized institutions, even though we continue to leverage it and improve our return on equity, which rose to 7.89% from 2003's return of 4.45%.

Late in 2004 we purchased a site in Powdersville for our next full-service branch. This expansion of our branch network will enable us to increase the convenience we offer our current customers while introducing others to the benefits of banking with Cornerstone. Current staffing plans for Powdersville include an on-site mortgage lender and a commercial lender. The new branch will also house an Automated Teller Machine.

The Bank added several new products in 2004, including access to insurance services through one of the nation's leading insurance companies. In 2005 we plan to introduce Healthcare Savings Accounts, which we believe our small business customers and their employees will find valuable.

The results we achieved in 2004 are due in large part to the ongoing support of our shareholders, customers, and friends. We appreciate your confidence and support and thank you for recommending Cornerstone to others in the community.

All of us at Cornerstone Bancorp and Cornerstone National Bank remain very positive about the future. We look forward to continuing to work for the benefit of our customers and shareholders as we build a stronger, more profitable community bank.

Sincerely,

J. Rodger Anthony
Chief Executive Officer
March 15, 2005

FORWARD LOOKING STATEMENTS

Statements included in this report which are not historical in nature are intended to be, and are hereby identified as "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "estimate", "project", "intend", "expect", "believe", "anticipate", "plan", and similar expressions identify forward-looking statements. The Company cautions readers that forward looking statements including without limitation, those relating to the Company's new offices, future business prospects, revenues, working capital, adequacy of the allowance for loan losses, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ from those indicated in the forward looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission.

These forward-looking statements are based on current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning the Company's future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that the Company is a relatively new company with limited operating history. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- The Company's growth and ability to maintain growth;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes;
- the effect of interest rate changes on our level and composition of deposits, loan demand and the value of our loan collateral and securities;
- the effects of competition from other financial institutions operating in the Company's market areas and elsewhere, including institutions operating locally, regionally, nationally and internationally;
- failure of assumptions underlying the establishment of the allowance for loan losses, including the value of collateral securing loans; and
- loss of consumer confidence and economic disruptions resulting from terrorist activities.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report might not occur.

WEBSITE REFERENCES

References to our website included in, or incorporated by reference into, this report are for information purposes only, and are not intended to incorporate our website by reference into this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cornerstone Bancorp, (the "Company") is a bank holding company and has no operations other than those carried on by its wholly owned subsidiary, Cornerstone National Bank (the "Bank"). The Bank commenced business on September 15, 1999. It conducts a general banking business from two offices in Easley and Greenville, South Carolina. The Bank established a wholly owned subsidiary, Crescent Financial Services, Inc. ("Crescent") in 2004. Crescent did not engage in any transactions in 2004.

The following information describes various financial aspects of the Bank's business. This information should be read in conjunction with the consolidated financial statements of the Company, which appear elsewhere in this document, and the Company's Form 10-KSB, filed with the Securities and Exchange Commission.

Critical Accounting Policies

The Company has adopted various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the notes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the sections "Allowance for Loan Losses", "Potential Problem Loans", Impaired Loans" and Note 1 to the consolidated financial statements for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Earnings Performance

The Company earned $664,000 or $.62 per basic common share and $.61 per diluted common share for the year ended December 31, 2004. This compares to $356,000 or $.33 per basic and diluted common share for the year ended December 31, 2003. The Company had net income of $247,000 or $.23 per basic and diluted common share for the year ended December 31, 2002. The Company's earnings have consistently improved as the Bank has grown. The Company had net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) of $3.2 million, $2.6 million, and $2.1 million for 2004, 2003, and 2002, respectively. The Company also had other operating income (principally mortgage loan origination fees and service fees on deposits) of $719,000, $617,000, and $472,000 in 2004, 2003, and 2002, respectively. The Company provided $197,000, $174,000, and $183,000 to its allowance for loan losses in 2004, 2003, and 2002, respectively, and had other operating expenses (principally salaries and benefits, occupancy and data processing expenses) of $2.7 million in 2004, $2.5 million in 2003, and $2.1 million in 2002. Over the past several years the consistent rise in earnings has been a result of the growth in interest earning assets without corresponding growth in operating expenses. Net interest income after the provision for loan losses plus other income increased 23.5% in 2004 over 2003, while noninterest expense increased only 8.0% for the year. 2003 results compared to 2002 results show a similar relationship between net interest income after the provision for loan losses and noninterest expenses.

Net Interest Income

Net interest income is the amount of interest earned on interest earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest bearing liabilities (interest bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest earning assets and the relative funding of these assets. Due to the fact that the Bank's and therefore, the Company's, assets are largely monetary in nature, material changes in interest rates can have a material impact on the Bank's net interest income. The Company and the Bank monitor the Bank's assets and liabilities and the interest sensitivity of these assets and liabilities using various tools, including models which attempt to calculate the impact on the Bank's net interest margin as interest rates change. However, these models, as well as the tables included here, employ assumptions about the Bank's interest-sensitive assets and liabilities which may or may not prove to be accurate. Such assumptions include, but are not limited to, repayment patterns of borrowers, calls of securities, and unscheduled redemptions of certificates of deposit. The tables on the following pages include historical analyses of yields earned and rates paid on interest-sensitive assets and liabilities, the effects of changes in the volume and relative mix of interest sensitive assets and liabilities, the effect of changes in interest rates, and the ratio of assets and liabilities repricing over specific time horizons. While the Company's and the Bank's management cannot predict the timing and extent of changes in interest rates, they can attempt to manage the Bank's interest rate sensitivity to enable the Company to react to protect the Company's earnings stream throughout various interest rate cycles.

For the years ended December 31, 2004, 2003, and 2002 net interest income was $3.2 million, $2.6 million, and $2.1 million, respectively. The consistent increases were primarily attributable to increases in the volume of loans (see "Rate/Volume Analysis of Net Interest Income" below). Average interest earning assets increased to $81.3 million in 2004 from $68.7 million in 2003. The Bank's relatively young age makes interest earning asset growth a primary driver of net interest income. The average yield on interest earning assets increased slightly in 2004 to 5.58% from 5.54% in 2003 and decreased from 5.81% in 2002 to 5.54% in 2003. The average cost of interest bearing liabilities continued its decline to 1.83% in 2004 from 2.08% in 2003. The average cost decreased from 2.59% in 2002 to 2.08% in 2003. The net yield on average interest earning assets increased in 2004 to 3.99% from 3.79% in 2003.

The table, "Average Balances, Yields and Rates", provides a detailed analysis of the effective yields and rates on the categories of interest earning assets and interest bearing liabilities for the Company for the years ended December 31, 2004 and 2003.

Average Balances, Yields and Rates

(Dollars in thousands)

	Year Ended December 31, 2004			Year Ended December 31, 2003		
	Average Balances(1)	Interest Income/ Expense	Yields/ Rates(2)	Average Balances(1)	Interest Income/ Expense	Yields/ Rates(2)
Assets						
Securities	$ 12,752	$ 494	3.87%	$ 14,986	$ 586	3.91%
Federal Funds Sold	3,389	48	1.42%	4,378	49	1.12%
Loans (3), (7)	65,128	3,990	6.13%	49,296	3,166	6.42%
Total interest earning assets	81,269	4,532	5.58%	68,660	3,801	5.54%
Cash and due from banks	2,016			1,578		
Allowance for loan losses	(816)			(626)		
Premises and equipment	3,510			3,557		
Cash surrender value of life insurance policies	1,434			107		
Other assets	548			507		
Total assets	$87,961			$ 73,783		
Liabilities and shareholders' equity						
Interest bearing liabilities						
Interest bearing transaction accounts	$ 11,833	120	1.01%	$ 8,488	$ 91	1.07%
Savings and money market	15,829	161	1.02%	13,320	161	1.21%
Time deposits $100,000 and over	13,707	374	2.73%	11,750	346	2.94%
Other time deposits	20,849	521	2.50%	18,851	533	2.83%
Total interest bearing deposits	62,218	1,176	1.89%	52,409	1,131	2.16%
Federal Funds purchased and customer repurchase agreements	5,886	68	1.15%	5,094	64	1.25%
FHLB advances	2,509	47	1.87%	137	2	1.46%
Total interest bearing liabilities	70,613	1,291	1.83%	57,640	1,197	2.08%
Noninterest bearing demand deposits	8,652			7,847		
Other liabilities	279			288		
Shareholders' equity	8,417			8,008		
Total liabilities and shareholders' equity	$ 87,961			$ 73,783		
Interest rate spread (4)			3.75%			3.46%
Net interest income and net yield on earning assets(5)		$ 3,241	3.99%		$ 2,604	3.79%
Interest free funds supporting earning assets (6)	$ 10,656			$ 11,020		

(1) Average balances calculated based on a daily basis.
(2) Calculated based on the number of days in the year that each type of asset or liability was in existence.
(3) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4) Total interest bearing assets yield less the total interest bearing liabilities rate.
(5) Net interest income divided by total interest earning assets.
(6) Total interest earning assets less total interest bearing liabilities.
(7) Interest income on loans includes loan fee income as well as interest income. The amount of loan fees included is not considered material.

Rate/Volume Analysis of Net Interest Income

As indicated in the caption "Net Interest Income", the Bank's net income is largely dependent on net interest income. The table below calculates the relative impact on net interest income caused by changes in the average balances (volume) of interest-sensitive assets and liabilities and the impact caused by changes in interest rates earned or paid. Each table compares two years as indicated below. The effect of a change in average balance has been determined by applying the average rate in the earlier year to the change in average balance in the later year, as compared with the earlier year. The effect of a change in the average rate has been determined by applying the average balance in the earlier year to the change in the average rate in the later year, as compared with the earlier year. Because the Bank is in a high-growth stage (typical of young institutions), average balance increases (volume) have had the greatest magnitude of impact through each of the two comparison periods.

Year Ended December 31, 2004 compared to 2003

	Increase (Decrease) Due to (Dollars in Thousands)			
	Volume	Rate	Volume/ Rate (1)	Change
Interest earned on:				
Securities	$ (87)	$ (6)	$ 1	$ (92)
Federal Funds sold	(11)	12	(3)	(2)
Loans	1,017	(145)	(47)	825
Total interest income	919	(139)	(49)	731
Interest paid on:				
Deposits	180	(117)	(17)	46
Federal Funds purchased & customer repurchase agreements	10	(5)	(1)	4
FHLB advances	37	-	8	45
Total interest expense	227	(122)	(10)	95
Change in Net Interest Income	$ 692	$ (17)	$ (39)	$ 636

Year Ended December 31, 2003 compared to 2002

	Increase (Decrease) Due to (Dollars in Thousands)			
	Volume	Rate	Volume/ Rate (1)	Change
Interest earned on:				
Securities	$ 41	$ (41)	$ (3)	$ (3)
Federal Funds sold	(22)	(28)	7	(43)
Loans	871	(238)	(79)	554
Total interest income	890	(307)	(75)	508
Interest paid on:				
Deposits	293	(219)	(58)	16
Federal Funds purchased & customer repurchase agreements	(5)	(31)	2	(34)
FHLB advances	-	-	2	2
Total interest expense	288	(250)	(54)	(16)
Change in Net Interest Income	$ 602	$ (57)	$ (21)	$ 524

(1) Volume/Rate is calculated as the difference between the average balances for the periods multiplied by the difference between the average rates for the periods.

Interest Rate Sensitivity

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be made in a timely manner.

On a cumulative basis, rate sensitive assets exceeded rate sensitive liabilities, resulting in an asset sensitive position at the end of 2004 of $14.4 million, for a cumulative gap ratio of 1.26 calculated at the one-year time horizon. When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon", a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities, as was the case at the end of 2004 with respect to the one-year time horizon. For a bank with a positive gap, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect.

The table below reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loan may be repriced contractually. Deposits in other banks and debt securities are reflected at the earlier of each instrument's repricing date for variable rate instruments or the ultimate maturity date for fixed rate instruments. Overnight federal funds sold are reflected in the earliest repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Federal funds purchased is presented in the immediate repricing interval because the interest rate paid adjusts at the beginning of each month.

Interest Sensitivity Analysis

	December 31, 2004							
	Immediate	1-3 Months	3-12 Months	1-3 Years	3-5 Years	5-15 Years	> 15 Years	Total
	(Dollars in Thousands)							
Interest earning assets								
Securities (1)	-	5,202	1,498	4,706	-	1,283	532	13,221
Federal funds sold	4,131	-	-	-	-	-	-	4,131
Loans (2)	46,111	5,620	7,338	7,454	7,505	1,130	-	75,158
Total interest earning assets	50,242	10,822	8,836	12,160	7,505	2,413	532	92,510
Interest bearing deposits								
Interest bearing transaction accounts	13,416	-	-	-	-	-	-	13,416
MMDA's & Savings	19,379	-	-	-	-	-	-	19,379
Time deposits $100M and over	132	643	4,779	7,706	3,752	-	-	17,012
Other time deposits	969	2,762	7,904	7,291	4,381	-	-	23,307
Customer repurchase agreements	4,484	-	1,000	-	-	-	-	5,484
FHLB advances	-	11	33	1,633	1,634	89	-	3,400
Total interest bearing liabilities	38,380	3,416	13,716	16,630	9,767	89	-	81,998
Interest sensitivity gap	11,862	7,406	(4,880)	(4,470)	(2,262)	2,324	532	10,512
Cumulative interest sensitivity gap	11,862	19,268	14,388	9,918	7,656	9,980	10,512	
Gap ratio	1.31	3.17	.64	.73	.77	1.00	1.00	
Cumulative gap ratio	1.31	1.46	1.26	1.14	1.09	1.12	1.13	

(1) Securities with call features have been included in the period in which the security becomes callable.

(2) There were no nonaccruing loans or unamortized deferred loan fees, both of which would normally be subtracted from loans for purposes of this table.

	December 31, 2003							
	Immediate	1-3 Months	3-12 Months	1-3 Years	3-5 Years	5-15 Years	> 15 Years	Total
	(Dollars in Thousands)							
Interest earning assets								
Securities (1)	$ -	$ 4,431	$ 4,759	$ 2,944	$ 1,006	$ 1,452	$ 460	$ 15,052
Federal funds sold	3,159	-	-	-	-	-	-	3,159
Loans (2)	34,037	4,049	4,896	6,615	8,831	981	-	59,409
Total interest earning assets	37,196	8,480	9,655	9,559	9,837	2,433	460	77,620
Interest bearing deposits								
Interest bearing transaction accounts	9,999	-	-	-	-	-	-	9,999
MMDA's & Savings	15,189	-	-	-	-	-	-	15,189
Time deposits $100M and over	-	1,606	5,641	1,233	3,322	-	-	11,802
Other time deposits	144	3,924	6,662	2,240	6,124	-	-	19,094
Customer repurchase agreements	4,772	-	-	1,000	-	-	-	5,772
FHLB advances	5,000	-	-	-	-	-	-	5,000
Total interest bearing liabilities	$ 35,104	$ 5,530	$ 12,303	$ 4,473	$ 9,446	$ -	$ -	$ 66,856
Interest sensitivity gap	$ 2,092	$ 2,950	$ (2,648)	$ 5,086	$ 391	$ 2,433	$ 460	$ 10,764
Cumulative interest sensitivity gap	$ 2,092	$ 5,042	$ 2,394	$ 7,480	$ 7,871	$10,304	$ 10,764	
Gap ratio	1.06	1.53	.78	2.14	1.04	1.00	1.00	1.16
Cumulative gap ratio	1.06	1.12	1.05	1.13	1.12	1.15	1.16	

(1) Securities with call features have been included in the period in which the security becomes callable.
(2) There were no nonaccruing loans or unamortized deferred loan fees, both of which would normally be subtracted from loans for purposes of this table.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. The following table summarizes the activity in the allowance for loan losses.

	Year ended December 31,		
	2004	2003	2002
Allowance for possible loan losses, beginning of year	$ 727,971	$ 553,372	$ 384,320
Provision for loan losses	197,010	173,574	182,842
Charge-offs	(5;597)	-	(13,790)
Recoveries	-	1,025	-
Allowance for possible loan losses, end of year	$ 919,384	$ 727,971	$ 553,372

See "Impaired Loans" and "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

Other Income

Other income, which consists primarily of mortgage loan origination fees, service charges on deposit accounts, and other fee income, increased by $102,000 to approximately $719,000 in 2004 from $617,000 in 2003 and $472,000 in 2002. The increase in 2004 is primarily the result of increases in the number of deposit accounts and fees from the Bank's overdraft protection product. Growth in the mortgage loan origination department was responsible for the increase in fees from 2002 to 2003. However, mortgage origination volume in 2004 decreased after the unusually high level of refinancing activity in previous years slowed as a result of the stabilization of interest rates.

Other Expenses

Other expenses, which consist primarily of salaries and employee benefits, occupancy, and data processing totaled $2.7 million for 2004, $2.5 million for 2003, and $2.1 million for the year ended December 31, 2002. Salaries and employee benefits rose to $1.5 million in 2004 from $1.4 million in 2003 and $1.2 million in 2002. The increases in each year were due to the hiring of additional staff to support the Bank's growth and annual salary increases. Net occupancy increased by 2.8% in 2004 to $439,000. This increase is due to price increases. These expenses increased $111,000 or 35.2% for the year ended December 31, 2003 as compared to 2002. This increase was largely a result of a full year of costs associated with the branch opened in August 2002. Data processing expense decreased by 10.6% in 2004 as compared to 2003 as a result of renegotiation of certain contractual arrangements. The increase of $27,000 or 20.2% to $159,000 for 2003 from $133,000 for 2002 was due to growth in the number of accounts processed under certain terms of the Bank's previous data processing contract. The Company's efficiency ratio which is measured as noninterest expense as a percentage of the sum of net interest income plus other income improved to 68% in 2004 compared to 78% in 2003 and 81% in 2002 as the Company's noninterest expenses were spread over a larger customer base.

Income Taxes

For 2004 the Company recorded income tax expense of $389,000 compared to $183,000 in 2003 and $61,000 for 2002. The increases are due to increased profitability. The Bank accounts for income taxes under Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses, depreciation, and pre-opening expenses) are included in one reporting period for financial accounting purposes and another for income tax purposes. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information.

Investment Securities

Management assigns securities upon purchase into one of the categories (trading, available-for-sale and held-to-maturity) designated by Statement of SFAS No. 115 based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Bank has not historically held securities for trading purposes. As of December 31, 2004, 2003 and 2002, the Bank's investment portfolio comprised approximately 13.1%, 17.8%, and 28.2%, respectively, of total assets.

The following table summarizes the carrying amounts of securities held by the Bank at December 31, 2004 and 2003. Available-for-sale securities are stated at estimated fair value. Held-to-maturity securities are stated at amortized cost. Federal Reserve Bank and Federal Home Loan Bank of Atlanta stocks have no quoted market value, but have historically been redeemed at par value, and are therefore carried at cost.

Investment Securities Portfolio Composition

	December 31,	
	2004	2003
	(Dollars in thousands)	
Available for sale:		
U.S. Government Agencies	$ 7,475	$ 8,463
Mortgage-backed securities	880	680
Corporate bonds	217	227
Municipal bonds	403	-
Total available for sale	8,975	9,370
Held to maturity		
U.S. Government Agencies	3,714	5,222
Federal Reserve Bank stock	210	210
Federal Home Loan Bank of Atlanta stock	322	250
Total	$ 13,221	$ 15,052

The following table presents contractual maturities and weighted average yields of securities at December 31, 2004 and 2003. Securities are presented at their carrying value.

Investment Securities Portfolio Maturities and Yields

	December 31, 2004		December 31, 2003	
	Amount (Dollars in thousands)	Yield	Amount (Dollars in thousands)	Yield
Available for sale securities:				
U.S. Government Agencies				
Within one year	$ 496	2.68%	$ 1,185	4.25%
After one through five years	6,979	3.27%	5,000	3.07%
After five through ten years	-	-%	1,506	4.10%
After ten years	-	-%	772	1.71%
FNMA Mortgage-backed securities (1)	880	3.66%	680	4.08%
Corporate bonds				
Within one year	217	7.05%	-	-%
After one through five years	-	-%	227	7.01%
Municipal bonds maturing in five to ten years	403	4.54%	-	-%
Held to maturity securities:				
U.S. Government Agencies				
After one through five years	3,714	4.65%	5,222	4.64%
Other securities				
No stated maturity	532	4.64%	460	4.78%
Total	$ 13,221	3.82%	$ 15,052	3.90%

(1) The FNMA Mortgage-backed security matures within 10 years on an amortizing basis.

Securities classified as available-for-sale are recorded at fair market value. While several individual securities are in an unrealized loss position as of December 31, 2004, none of these securities has been in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans to any particular individuals or in industries which management believes pose a material risk to the Bank, and there are no foreign loans. The Bank does have loans in certain broad categories that comprise over 25% of Tier 1 Capital adjusted for the allowance for loan losses. Those categories are as follows: real estate rental and leasing, construction, retail trade, professional, scientific and technical services, manufacturing, health care and social assistance, and other services.

The amount of loans outstanding at December 31, 2004 and 2003 are shown in the following table according to type of loan:

Loan Portfolio Composition

	December 31,					
	2004			2003		
	(Dollars in thousands)					
		Amount	% of Loans		Amount	% of Loans
Commercial and industrial	$	13,355	17.8%	$	11,242	18.9%
Real Estate – construction		16,011	21.3		12,018	20.2
Real Estate - mortgage						
1-4 family residential		17,211	22.9		15,084	25.4
Nonfarm, nonresidential		23,204	30.9		16,662	28.1
Multifamily residential		2,517	3.3		1,681	2.8
Consumer installment		2,860	3.8		2,722	4.6
Total Loans		75,158	100.0%		59,409	100.0%
Less allowance for loan losses		(919)			(728)	
Net Loans	$	74,239		$	58,681	

Maturity Distribution of Loans

The following table sets forth the maturity distribution of the Bank's loans, by type, as of December 31, 2004, as well as the type of interest requirement on such loans.

Maturity Distribution on Loans

	December 31, 2004 (Dollars in Thousands)			
	1 Year or Less	1-5 Years	5 Years or More	Total
Commercial and industrial	$ 11,013	$ 2,342	$ -	$ 13,355
Real Estate-construction	14,448	1,359	204	16,011
Real Estate-mortgage	29,621	11,496	1,815	42,932
Consumer installment	2,120	715	25	2,860
Total	$ 57,202	$ 15,912	$ 2,044	$ 75,158
Predetermined rate, maturity greater than one year	$ -	$ 15,004	$ 1,130	$ 16,134
Variable rate, maturity greater than one year	$ -	$ 22,446	$ 481	$ 59,024

Impaired Loans

A loan will be considered to be impaired when, in management's judgment based on current information and events, it is probable that the loan's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans, when not material, will be carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying values of any material impaired loans will be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan.

Loans which management identifies as impaired generally will be nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. At December 31, 2004 and 2003, the Bank had no nonaccrual loans or loans 90 days or more past due and no restructured loans.

Generally, the accrual of interest will be discontinued on impaired loans and any previously accrued interest on such loans will be reversed against current income. Any subsequent interest income will be recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan will not be returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Potential Problem Loans

Management identifies and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing interest. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. These loans are designated as such in order to be monitored more closely than other credits in the Bank's portfolio. There were no loans determined by management to be potential problem loans at December 31, 2004.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans will be charged against the allowance in the period in which management determines that it is likely that such loans have become uncollectible. Recoveries of previously charged off loans will be credited to the allowance. In reviewing the adequacy of the allowance for loan losses at each year end, management will take into consideration the historical loan losses experienced by the bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and any potential problem loans, and the quality of collateral securing nonperforming and problem loans. Management considers the allowance for loan losses to be adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2004.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio.

Summary of Loan Loss Experience

	Year Ended December 31, 2004	2003
	(Dollars in thousands)	
Total loans outstanding at end of period, net of deferred net loan fees	$ 75,158	$ 59,409
Average amount of loans outstanding	$ 65,128	$ 49,296
Balance of allowance for loan losses-beginning	$ 728	$ 553
Loans charged-off		
Real estate mortgage	4	-
Consumer installment	2	-
Total charge-offs	6	-
Recoveries of loans previously charged-off		
Consumer installment	-	1
Total recoveries	-	1
Net (charge-offs) recoveries	(6)	1
Additions to allowance charged to expense	197	174
Balance of allowance for loan losses-ending	$ 919	$ 728
Ratios		
Net (charge-offs) recoveries to average loans outstanding	<(.01 %)	<.01 %
Net (charge-offs) recoveries to loans at end of period	<(.01 %)	<.01 %
Allowance for loan losses to average loans	1.41%	1.48 %
Allowance for loan losses to loans at end of period	1.22%	1.23 %
Net (charge-offs) recoveries to allowance for loan losses	(.60%)	.14 %
Net (charge-offs) recoveries to provision for loan losses	(2.84%)	.57 %

The following table presents the allocation of the allowance for loan losses at the end of the years ended December 31, 2004 and 2003, compared with the percent of loans in the applicable categories to total loans. The allowance for loan losses is not restricted to specific categories of loans and is available to absorb losses in all categories.

Allocation of Allowance for Loan Losses

	Year Ended December 31, 2004		2003	
	Amount	% of Loans	Amount	% of Loans
	(Dollars in thousands)			
Commercial and industrial	$ 163	17.8%	$ 138	18.9%
Real Estate – construction	196	21.3%	147	20.2%
Real Estate – mortgage	525	57.1%	410	56.3%
Consumer installment	35	3.8%	33	4.6%
Total	$ 919	100.0%	$ 728	100.0%

Real Estate Owned

The Bank had no real estate owned pursuant to foreclosure or in-substance foreclosure at December 31, 2004. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair value is determined by appraisal at the time of acquisition.

Deposits

The amounts and percentage composition of deposits held by the Bank as of December 31, 2004 and 2003 are summarized below:

Deposit Composition

	December 31,			
	2004		2003	
	(Dollars in thousands)			
	Amount	% of Deposits	Amount	% of Deposits
Noninterest bearing demand	$ 9,405	11.4%	$ 9,202	14.1%
Interest bearing transaction accounts	13,416	16.3	9,999	15.3
Savings	4,006	4.9	3,764	5.8
Money market	15,373	18.6	11,425	17.5
Time deposits $100,000 and over	17,012	20.6	11,802	18.1
Other time deposits	23,307	28.2	19,094	29.2
Total deposits	$ 82,519	100.0%	$ 65,286	100.0%

The average amounts of and average rate paid on deposits held by the Bank for the years ended December 31, 2004 and 2003, are summarized below:

Average Deposits

	Year ended December 31,			
	2004		2003	
	Amount	Rate	Amount	Rate
	(Dollars in thousands)			
Noninterest bearing demand	$ 8,652	-%	$ 7,847	-%
Interest bearing transaction accounts	11,833	1.01%	8,488	1.07%
Savings and money market	15,829	1.02%	13,320	1.21%
Time deposits $100,000 and over	13,707	2.73%	11,750	2.94%
Other time deposits	20,849	2.50%	18,851	2.83%
Total average deposits	$ 70,870		$ 60,256	

As of December 31, 2004, the Bank held $17.0 million of time deposits of $100,000 or more with $643,000 maturing within three months, $968,000 maturing over three through six months, $3.9 million maturing over six through twelve months, and $11.5 million maturing over twelve months. The vast majority of time deposits $100,000 and over are acquired from customers within the Bank's service area in the ordinary course of business. While most of the large time deposits are acquired from customers with standing relationships with the Bank, it is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore such deposits may have the characteristics of shorter-term purchased funds. Time deposits $100,000 and over involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2004 and 2003.

	2004	2003
Return on assets	.75%	.48%
Return on equity	7.89%	4.45%
Dividend payout ratio	-%	-%
Equity to assets ratio	9.54%	10.86%

The return on assets and equity improved in 2004 due largely to growth in the Company's customer base

During 2005, the Bank's plan of operation is to attract new deposit and loan customers, to increase the ratio of services per customer and the account profitability of the Bank's current customers, and to expand the Bank's geographic footprint. Deposit accounts will be sought from individuals and businesses in the Easley, Berea, Powdersville and surrounding markets. The Bank intends to offer competitive rates for such accounts and may seek new accounts by offering rates slightly above those prevailing in the market. The Bank has added a number of new deposit account products and services for 2005. These products are expected to broaden the customer base and increase the profitability of existing accounts. Loan business will be sought by offering competitive rates and terms to creditworthy customers. Management will emphasize personal service, accessibility, and flexibility as reasons for customers to do business with the Bank. Personal contacts by management, advertising, and competitive prices and services will be the Bank's principal marketing tools.

Customer Repurchase Agreements

Customer repurchase agreements consist of sweep accounts and retail repurchase agreements, and totaled $5.5 million and $5.8 million at December 31, 2004 and 2003, respectively. U. S. Government securities with an amortized cost of $6.5 million and $7.3 million (fair value of $6.5 million and $7.4 million) were used as collateral for the sweep accounts and retail repurchase agreements, at December 31, 2004 and 2003, respectively. The majority of these accounts pay interest on a floating rate basis.

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets that may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits greater than $100,000) provide a relatively stable funding base, and were equal to 65.1% of total assets at December 31, 2004.

Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, and funds from maturing loans. The Bank had over $7.1 million in cash and liquid assets at December 31, 2004. The Bank has $4.4 million available through lines of credit with other banks and a line with the Federal Home Loan Bank of Atlanta ("FHLB") as additional sources of liquidity funding. The line with the FHLB is equal to 10% of assets provided that adequate collateral is available for pledging. The line may be used for short or long term funding needs and may be used on a fixed or variable-rate basis. The lines with the other banks are for short-term use only and are unsecured. As of December 31, 2004, the Bank had $3.4 million at various fixed rates of interest, maturing at various dates through 2013 borrowed from the FHLB. The highest balance at any month end was $5.0 million. The average balance for 2004 was $2.5 million. The average rate paid on the borrowings for 2004 was 1.88%. The weighted average interest rate as of December 31, 2004 was 3.40%. At December 31, 2004 approximately $6.6 million of additional funds were available under the FHLB line. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of its business.

Subsequent to December 31, 2004, the Bank signed a contract with a design-build firm to build a new branch location. The Bank expects to spend a total of $1.0 million to construct the branch, including land purchased in 2004 and included in the accompanying Consolidated Balance Sheet.

Off-Balance Sheet Risk

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2004, the Bank had issued commitments to extend credit of $14.9 million through various types of lending arrangements. Of these commitments, $11.3 million are at variable rates and $9.8 million of the total expire within one year. Past experience indicates that many of these commitments to extend credit will expire unused and it is unlikely that a large portion would be used in a short period of time.

In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled approximately $464,000 at December 31, 2004. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the Company nor its subsidiary is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings. The Company did not maintain any obligations under non-cancelable operating lease agreements at December 31, 2004. The Company is in the first year of a five-year contract with a data processing service. The annual costs are approximately $109,200. Refer to notes 10 and 14 to the Company's consolidated financial statements for discussions on commitments and contingencies and financial instruments with off balance sheet risk.

Capital Resources

At December 31, 2004, shareholders' equity increased from the balance at December 31, 2003 by approximately $611,000. Total shareholders' equity at December 31, 2004 was $8.8 million compared to $8.2 million as of December 31, 2003. The increase is a result of net income of $664,000 partially offset by an unrealized loss on investment securities and cash paid in lieu of fractional shares as a result of a stock dividend paid in 2004. The Company does not expect be required to raise additional capital in 2005 if growth occurs in line with current expectations. However, if market conditions allow for growth faster than projected, the Company may need to raise additional capital in 2005.

The Company made capital expenditures for bank premises and furniture and equipment in 2004 totaling approximately $524,000. It expects to make additional such expenditures in 2005 of approximately $700,000 in order to construct a new branch location. Such expenditures were made, or are expected to be made, from cash on hand.

The Company and the Bank are subject to regulatory capital adequacy standards. Under these standards, financial institutions are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective action" upon the deterioration of the capital position of a bank. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. The Bank's regulatory capital requirements and positions are summarized in note 18 to the consolidated financial statements. Because the Company's total assets are less than $150 million, the Company's capital adequacy is measured by the Bank's capital adequacy.

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses that have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also general increases in the prices of goods and services usually result in increased operating expenses.

Market for Common Equity and Related Stockholder Matters

Although the common stock of the Company may be traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the foreseeable future. The common stock is not listed on any exchange nor is it traded on the NASDAQ National Market System, nor are there any market makers known to management. During the past calendar year, management was aware of a number of transactions in which the Company's common stock traded between $12.50 per share and $13.00 per share. However, management has not ascertained that these transactions were the result of arm's length negotiations between the parties, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock.

As of March 1, 2005, there were approximately 501 holders of record of the Company's common stock, excluding individual participants in security position listings.

To date the Company has not paid any cash dividends, and to maintain its capital, does not expect to pay cash dividends in the near future. The dividend policy of the Company is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. Because the Company has no operations other than those of the Bank and only has limited income of its own, the Company would rely on dividends from the Bank as its principal source of cash to pay cash dividends.

Each national banking association is required by federal law to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared by the board of directors of such bank in any year will exceed the total of (i) such bank's net profits (as defined and interpreted by regulation) for that year plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers to surplus. In addition, national banks can only pay dividends to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation).

The payment of dividends by the Company and the Bank may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the Bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The OCC has indicated that paying dividends that deplete a national bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve, the OCC and the FDIC have issued policy statements, which provide that bank holding companies and insured banks should generally only pay cash dividends out of current operating earnings.

Elliott Davis, LLC
Advisors-CPAs-Consultants
200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

ElliottDavis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Cornerstone Bancorp and Subsidiary
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of ***Cornerstone Bancorp and Subsidiary*** (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income (loss) and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ***Cornerstone Bancorp and Subsidiary*** as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2004 in conformity with United States generally accepted accounting principles.

Elliott Davis, LLC

Greenville, South Carolina
February 11, 2005

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
ASSETS		
Cash and due from banks	$ 3,008,847	$ 2,575,157
Federal funds sold	4,130,595	3,158,508
Investment securities		
Available-for-sale	8,975,528	9,369,873
Held-to-maturity (Fair value $3,812,437 in 2004 and $5,455,080 in 2003)	3,713,645	5,222,430
Other investments	532,100	460,000
Loans, net	74,238,769	58,681,134
Property and equipment, net	3,778,983	3,474,852
Cash surrender value of life insurance policies	1,515,172	1,088,338
Other assets	738,480	509,322
Total assets	$ 100,632,119	$ 84,539,614
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Noninterest bearing	$ 9,405,079	$ 9,202,362
Interest bearing	73,113,865	56,083,857
Total deposits	82,518,944	65,286,219
Customer repurchase agreements	5,483,993	5,772,192
Borrowings from Federal Home Loan Bank of Atlanta	3,400,000	5,000,000
Other liabilities	451,722	314,551
Total liabilities	91,854,659	76,372,962
Commitments and contingencies –Notes 10 and 14		
Shareholders' equity		
Preferred stock, 10,000 shares authorized, no shares issued		
Common stock, no par value, 20,000,000 shares authorized, 1,064,656 and 967,968 shares issued at December 31, 2004 and 2003, respectively	8,253,812	7,984,608
Retained earnings	543,807	150,314
Accumulated other comprehensive income (loss)	(20,159)	31,730
Total shareholders' equity	8,777,460	8,166,652
Total liabilities and shareholders' equity	$ 100,632,119	$ 84,539,614

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31, 2004	2003	2002
INTEREST INCOME			
Loans and fees on loans	$ 3,990,474	$ 3,166,185	$ 2,612,517
Investment securities	493,578	585,729	588,495
Federal funds sold and other interest income	47,618	49,158	92,278
Total interest income	4,531,670	3,801,072	3,293,290
INTEREST EXPENSE			
Deposits and repurchase agreements	1,242,390	1,194,143	1,212,673
Federal Home Loan Bank advances and federal funds sold	48,253	2,259	-
Total interest expense	1,290,643	1,196,402	1,212,673
Net interest income	3,241,027	2,604,670	2,080,617
Provision for possible loan losses	197,010	173,574	182,842
Net interest income after provision for loan losses	3,044,017	2,431,096	1,897,775
NONINTEREST INCOME			
Mortgage loan origination fees	289,962	366,433	257,955
Service fees on deposit accounts	383,125	223,303	179,378
Gain on sale of security	5,230	-	-
Other	40,958	27,258	34,675
Total noninterest income	719,275	616,994	472,008
NONINTEREST EXPENSES			
Salaries and benefits	1,520,890	1,430,947	1,161,063
Advertising	54,332	34,241	27,992
Supplies	65,402	85,012	80,146
Data processing	142,523	159,404	132,636
Occupancy and equipment	438,848	426,677	315,658
Professional fees	95,790	79,184	71,603
Directors fees	58,100	50,050	37,750
Deposit charge-offs	65,999	9,421	5,205
Other operating	268,453	233,688	229,945
Total noninterest expenses	2,710,337	2,508,624	2,061,998
Income before income taxes	1,052,955	539,466	307,785
Income tax provision	388,898	183,418	60,500
Net income	**$ 664,057**	**$ 356,048**	**$ 247,285**
EARNINGS PER COMMON SHARE			
Basic	$ .62	$ .33	$ .23
Diluted	$ .61	$ .33	$ .23
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic	**1,064,656**	**1,064,656**	**1,064,656**
Diluted	**1,086,254**	**1,081,172**	**1,075,278**

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Common stock		Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Shares	Amount			
Balance, December 31, 2001	800,000	$7,985,000	$ (453,019)	$ 82,982	$ 7,614,963
Net income	-	-	247,285	-	247,285
Other comprehensive income, net of income taxes:					
Unrealized loss on investment securities	-	-	-	(2,036)	(2,036)
Comprehensive income					245,249
Stock dividend (10%), net of cash in lieu of fractional shares	79,994	(75)	-	-	(75)
Balance, December 31, 2002	879,994	7,984,925	(205,734)	80,946	7,860,137
Net income	-	-	356,048	-	356,048
Other comprehensive income, net of income taxes:					
Unrealized loss on investment securities	-	-	-	(49,216)	(49,216)
Comprehensive income					306,832
Stock dividend (10%), net of cash in lieu of fractional shares	87,974	(317)	-	-	(317)
Balance, December 31, 2003	967,968	$ 7,984,608	$ 150,314	$ 31,730	$ 8,166,652
Net income			664,057		664,057
Other comprehensive income, net of income taxes:					
Unrealized loss on investment securities				(51,889)	(51,889)
Comprehensive income					612,168
Stock dividend (10%), net of cash in lieu of fractional shares	96,688	269,204	(270,564)		(1,360)
Balance, December 31, 2004	1,064,656	$ 8,253,812	$ 543,807	$ (20,159)	$ 8,777,460

The accompanying notes are an integral part of these consolidated financial statements

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2004	2003	2002
Operating Activities			
Net income	$ 664,057	$ 356,048	$ 247,285
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and net amortization	233,714	281,036	244,632
Deferred income tax provision (benefit)	(72,500)	(39,200)	20,571
Provision for possible loan losses	197,010	173,574	182,842
(Gain) loss on sale of property and equipment	(1,255)	2,191	-
Gain on sale of securities	(5,230)	-	-
(Increase) decrease in other assets	(34,709)	72,422	(43,742)
Increase (decrease) in other liabilities	36,302	191,565	(9,469)
Net cash provided by operating activities	1,017,389	1,037,636	642,119
Investing Activities			
Increase in federal funds sold	(972,087)	(2,153,508)	(35,000)
Proceeds from maturities and principal paydowns of investment securities	6,972,660	11,381,446	10,043,430
Proceeds from sales of securities	708,422	-	-
Purchase of investment securities	(5,872,451)	(7,501,000)	(15,937,498)
Purchase of Federal Home Loan Bank of Atlanta stock, net	(72,100)	(280,000)	-
Purchase of life insurance policies	(421,183)	(1,088,338)	-
Increase in loans, net	(15,754,645)	(17,707,978)	(10,241,025)
Proceeds from sale of property and equipment	8,299	2,500	-
Purchase of property and equipment	(523,780)	(87,660)	(1,005,292)
Net cash used for investing activities	(15,926,865)	(17,434,538)	(17,175,385)
Financing Activities			
Net increase in deposits	17,232,725	11,578,697	13,797,838
Net increase (decrease) in customer repurchase agreements	(288,199)	789,471	1,689,761
Borrowings from Federal Home Loan Bank of Atlanta	3,400,000	5,000,000	-
Repayments to Federal Home Loan Bank of Atlanta	(5,000,000)	-	-
Cash paid in lieu of fractional shares	(1,360)	(317)	(75)
Net cash provided by financing activities	15,343,166	17,367,851	15,487,524
Net increase (decrease) in cash and cash equivalents	433,690	970,949	(1,045,742)
Cash and due from banks, beginning of year	2,575,157	1,604,208	2,649,950
Cash and due from banks, end of year	**$ 3,008,847**	**$ 2,575,157**	**$ 1,604,208**
Cash paid for:			
Interest	**$ 1,246,900**	**$ 1,193,619**	**$ 1,251,165**
Income taxes	**$ 388,991**	**$ 42,679**	**$ 2,740**

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Cornerstone Bancorp, (the "Company") was incorporated under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Cornerstone National Bank (the "Bank"). The Company obtained regulatory approval to acquire the Bank and opened the Bank for business on September 15, 1999, with a total capitalization of $6 million. The Bank opened a branch location in Greenville, South Carolina in 2002. The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Controller of the Currency ("OCC") and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Board of Governors of the Federal Reserve ("FRB") and to limited regulation by the South Carolina State Board of Financial Institutions.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. The Company operates as one business segment. All significant intercompany balances and transactions have been eliminated. The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates. The Company's most significant estimates relate to the allowance for loan losses and income taxes.

Concentrations of credit risk

The Company makes loans to individuals and businesses in and around Upstate South Carolina for various personal and commercial purposes. The Bank has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector. As of December 31, 2004, the Bank has concentrations of credit in real estate rental and leasing, construction, retail trade, professional, scientific and technical services, manufacturing, health care and social assistance, and other services, which by category comprise over 25 percent of Tier 1 Capital adjusted for the allowance for loan losses.

Investment securities

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The statement requires investments in equity and debt securities to be classified into three categories:

1. Available-for-sale securities: These are securities that are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income).

2. Held-to-maturity securities: These are investment securities that the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts.

3. Trading securities: These are securities that are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

(Continued)

Other investments include the Bank's stock investments in the FRB and the Federal Home Loan Bank of Atlanta ("FHLB"). The Bank, as a member institution, is required to own certain stock investments in the FRB and FHLB. The stock is generally pledged against any borrowings from the FRB and FHLB. No ready market exists for the stock and it has no quoted market value. However, redemption of these stock investments has historically been at par value.

Gains or losses on dispositions of investment securities are based on the differences between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Loans, interest and fee income on loans

Loans are stated at the principal balance outstanding. Unearned discount and the allowance for possible loan losses are deducted from total loans in the balance sheet. Interest income is recognized over the term of the loan based on the principal amount outstanding.

Loans are generally placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal. Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status.

Allowance for possible loan losses

The Company provides for loan losses using the allowance method. Loans that are determined to be uncollectible are charged against the allowance. Provisions for possible loan losses and recoveries on loans previously charged off are added to the allowance. The provision for possible loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the present and foreseeable risk characteristics of the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, delinquency trends, and prevailing and anticipated economic conditions. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. The allowance for loan losses is also subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.

The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

Under SFAS No. 114 when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, *Continued*

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Advertising and public relations expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Cash surrender value of life insurance policies

Cash surrender value of life insurance policies represents the cash value of policies on certain officers of the Bank.

Earnings per common share

Basic earnings per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share". The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings per common share. As of December 31, 2004 there were 21,598 common stock equivalents, all of which were related to options issued by the Company. The Company declared 10 percent stock dividends to shareholders of record as of May 11, 2004, March 17, 2003 and April 30, 2002. All per share amounts have been restated to reflect these transactions.

Statement of cash flows

For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due From Banks". Cash and due from banks have an original maturity of three months or less. Federal funds sold are reported separately due to the materiality of balances from time to time.

Fair values of financial instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," as amended by SFAS No. 119, requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations that require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as premises and equipment and other assets and liabilities are not subject to the disclosure requirements.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks - The carrying amounts of cash and due from banks approximate their fair value.

Federal funds sold - The carrying amounts of federal funds sold approximate their fair value.

(Continued)

Investment securities - Fair values for investment securities are based on quoted market prices. The carrying amounts of FRB and FHLB stocks approximate their fair values.

Cash surrender value of life insurance policies - The cash surrender value of life insurance policies held by the Bank approximates fair values of the policies.

Loans - For variable rate loans that reprice frequently and for loans that mature within one year, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - The fair values disclosed for demand deposits are, by definition, equal to their carrying amounts. The carrying amounts of variable rate, fixed-term money market accounts and short-term certificates of deposit approximate their fair values at the reporting date. Fair values for long-term fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Customer repurchase agreements - The carrying amounts of securities sold under repurchase agreements approximate their fair value.

Borrowings from Federal Home Loan Bank of Atlanta - Borrowings from the FHLB which have variable rates of interest are deemed to be carried at fair value. Fair values of fixed rate advances estimated using a discounted cash flow calculation that applies interest rates currently being offered on advances to a schedule of aggregated expected maturities.

Stock Based Compensation

The Company has issued stock options to certain directors who were organizers of and the Company and the Bank, and also has a stock-based director and employee compensation plan (the "2003 Plan") as further described in Note 16. The Company accounts for stock options under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based compensation cost is reflected in net income, as all stock options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Under the 2003 Plan, 18,000 options were granted during 2004. Subsequent to the grant date, a 10% stock dividend was declared, which converted the number of options granted to 19,800 and decreased the exercise price by 10% as well. See Note 16 for additional information.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based compensation.

	Year ended December 31,		
	2004	**2003**	**2002**
Net income:			
As reported	$ 664,057	$ 356,048	$ 247,285
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	5,844	-	-
Pro forma	$ 658,213	$ 356,048	$ 247,285
Basic earnings per common share			
As reported	$ .62	$ .33	$ .23
Pro forma	$ .62	$ .33	$ .23
Diluted earnings per common share			
As reported	$ .61	$ .33	$ .23
Pro forma	$ .61	$ .33	$ .23

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model. The risk free interest rate used was 4.15 percent, which was the 10Year Constant Maturity Rate on US Treasury Securities during the month in which the options were granted. The assumed dividend rate was zero and the expected option life was 10 years. Volatility is difficult to measure accurately due to the low volume of trading of the Company's stock. The above estimates were calculated assuming 6% volatility.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. Accordingly, the EITF issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures The disclosure requirements of EITF No. 03-1 are effective for annual financial statements for fiscal years ending after June 15, 2004. The effective date for the measurement and recognition guidance of EITF No. 03-1 has been delayed. The FASB staff has issued a proposed Board-directed FASB Staff Position ("FSP"), FSP EITF 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of Issue No. 03-1." The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under the measurement and recognition requirements of EITF No. 03-1. The delay of the effective date for the measurement and recognition requirements of EITF No. 03-1 will be superseded concurrent with the final issuance of FSP EITF 03-1-a. Adopting the disclosure provisions of EITF No. 03-1 did not have any impact on the Company's financial position or results of operations.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

In March 2004, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 105, "Application of Accounting Principles to Loan commitments," to inform registrants of the Staff's view that the fair value of recorded loan commitments should not take into consideration the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB No. 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The Staff will not object to the application of existing accounting practices to loan commitments accounted for as derivatives that are entered into on or before March 31, 2004, with appropriate disclosures. The Company adopted the provisions of SAB No. 105 on April 1, 2004. The adoption of SAB No. 105 did not have a material impact on the Company's financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in their financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective for the Company beginning as of the first interim or annual reporting period beginning after December 15, 2005. The Company is currently evaluating the impact that the adoption of SFAS No. 123(R) will have on its financial position, results of operations and cash flows. The effect of the adoption, if any, will be measured and recognized in the statement of operations on the date of adoption.

Accounting standards that have been issued or proposed by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Risks and Uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment portfolios that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the FRB. At December 31, 2004 and 2003 these required reserves were met by vault cash.

NOTE 3 - FEDERAL FUNDS SOLD

When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend any excess to other banks on a daily basis. As of December 31, 2004 and 2003 federal funds sold amounted to $4,130,595 and $3,158,508 respectively.

NOTE 4 – INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available-for-sale are as follows:

	December 31, 2004			
	Amortized	Gross unrealized		Fair
	cost	Gains	Losses	value
Federal agencies	$ 7,500,000	$ 5,156	$ 29,687	$ 7,475,469
Mortgage-backed securities	886,633	4,313	11,342	879,604
Corporate bonds	215,198	2,126	-	217,324
Municipal bonds	404,241	980	2,090	403,131
Total investment securities available-for-sale	$ 9,006,072	$ 12,575	$ 43,119	$ 8,975,528

	December 31, 2003			
	Amortized	Gross unrealized		Fair
	cost	Gains	Losses	value
Federal agencies	$ 8,435,682	$ 37,763	$ 10,776	$ 8,462,669
Mortgage-backed securities	669,956	9,981	-	679,937
Corporate bonds	216,160	11,107	-	227,267
Total investment securities available-for-sale	$ 9,321,798	$ 58,851	$ 10,776	$ 9,369,873

While eight individual U.S. Government agency bonds, one municipal bond and one U.S. government agency mortgage-backed security are in an unrealized loss position as of December 31, 2004, none of these securities has been in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

The amortized cost and fair value of investment securities held-to-maturity as of December 31, 2004 and 2003 are summarized in the table below.

	December 31, 2004			
	Amortized	Gross unrealized		Fair
	cost	Gains	Losses	value
Federal agencies held-to-maturity	$ 3,713,645	$ 98,792	$ -	$ 3,812,437

	December 31, 2003			
	Amortized	Gross unrealized		Fair
	cost	Gains	Losses	value
Federal agencies held-to-maturity	$ 5,222,430	$ 232,650	$ -	$ 5,455,080

The Bank, as a member institution, is required to own stock in the FRB and the FHLB. These stocks are included in the accompanying Consolidated Balance Sheets under the caption "Other investments". No ready market exists for these stock investments and they have no quoted market value. However, redemption of these stocks has historically been at par value.

(Continued)

NOTE 4 – INVESTMENT SECURITIES, Continued

The amortized cost and fair value of securities at December 31, 2004, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2004	
	Amortized Cost	**Fair Value**
Within one year	$ 715,198	$ 713,262
Due after one through five years	10,713,645	10,791,969
Due after five through ten years	1,290,874	1,282,735
Federal Reserve and Federal Home Loan Bank stock (no maturity)	532,100	532,100
Total investment securities	$ **13,251,817**	$ **13,320,065**

At December 31, 2004 and 2003, securities with a fair value of $ 9,259,147 and $9,109,898, respectively, were pledged to collateralize public deposits, sweep accounts, and repurchase agreements.

NOTE 5 – LOANS

The composition of net loans by major loan category is presented below.

	December 31,	
	2004	**2003**
Commercial	$ 13,355,098	$ 11,242,095
Real estate – construction	16,011,109	12,018,222
Real estate – mortgage	42,932,263	33,427,094
Consumer	2,859,683	2,721,694
Loans, gross	75,158,153	59,409,105
Less allowance for possible loan losses	919,384	727,971
Loans, net	$ **74,238,769**	$ **58,681,134**

At December 31, 2004 and 2003 there were no nonaccruing or impaired loans. Activity in the allowance for possible loan losses for the years ended December 31, 2004, 2003, and 2002 is summarized in the table below.

	Year ended December 31,		
	2004	**2003**	**2002**
Allowance for possible loan losses, beginning of year	$ 727,971	$ 553,372	$ 384,320
Provision for loan losses	197,010	173,574	182,842
Charge-offs	(5,597)	-	(13,790)
Recoveries	-	1,025	-
Allowance for possible loan losses, end of year	$ **919,384**	$ **727,971**	$ **553,372**

As of December 31, 2004, approximately $46.7 million or 62.1% of total gross loans were variable rate loans. As of December 31, 2004, the FHLB held a lien on loans identified by the Bank to the FHLB as eligible collateral for borrowings.

NOTE 6 – PROPERTY AND EQUIPMENT

Components of property and equipment included in the balance sheet are as follows:

	December 31,	
	2004	2003
Land and improvements	$ 1,419,662	$ 1,066,952
Bank premises	2,165,975	2,063,345
Furniture, equipment and software	907,805	869,424
Vehicles	66,065	60,869
	4,559,507	4,060,590
Accumulated depreciation	780,524	585,738
Total property and equipment	**$ 3,778,983**	**$ 3,474,852**

See Note 10 for a discussion of commitments related to the construction of a branch in 2005.

Depreciation expense for the years ended December 31, 2004, 2003, and 2002 amounted to $212,605, $203,841, and $170,829, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Furniture, equipment and software	3 to 7	Straight-line
Improvements	5 to 40	Straight-line
Vehicles	5	Straight-line

NOTE 7 – DEPOSITS

The following is a detail of the deposit accounts as of:

	December 31,	
	2004	2003
Noninterest bearing	$ 9,405,078	$ 9,202,362
Interest bearing:		
NOW accounts	13,416,502	9,999,335
Money market accounts	15,372,975	11,424,959
Savings	4,005,567	3,763,669
Time, less than $100,000	23,306,873	19,093,476
Time, $100,000 and over	17,011,949	11,802,418
Total deposits	**$ 82,518,944**	**$ 65,286,219**

Interest expense on time deposits greater than $100,000 was $374,435 in 2004, $345,564 in 2003, and $324,001 in 2002.

At December 31, 2004 the scheduled maturities of certificates of deposit are as follows:

2005	$ 17,048,739
2006	8,391,862
2007	6,745,776
2008	5,198,313
2009	2,934,132
	$ 40,318,822

NOTE 8 – CUSTOMER REPURCHASE AGREEMENTS

Customer repurchase agreements consist of the following:

	December 31,	
	2004	2003
Sweep accounts	$ 4,483,993	$ 4,772,192
Retail repurchase agreements	1,000,000	1,000,000
	$ 5,483,993	$ 5,772,192

The Bank enters into sweep and retail repurchase agreements with its customers. The sweep agreements generally mature overnight. At December 31, 2004, the Bank had one retail repurchase agreement that matures in April, 2005. U. S. Government securities with an amortized cost of $6,509,823 and $7,276,027 (fair value of $6,547,000 and $7,437,547) were used as collateral for the sweep accounts and repurchase agreements, at December 31, 2004 and 2003, respectively.

NOTE 9 –BORROWINGS FROM FEDERAL HOME LOAN BANK OF ATLANTA

At December 31, 2004, the Bank had a line of credit to borrow funds from the FHLB in the amount of 10% of the Bank's assets. Funds borrowed from the FHLB are collateralized by a blanket lien on loans. At December 31, 2004 the Bank had advances outstanding as follows:

Amount	Interest Rate	Maturity Date	Terms
$ 1,500,000	2.91%	10/20/2006	Fixed rate
1,500,000	3.60	10/20/2008	Fixed rate
400,000	4.49	12/01/2013	Fixed rate, amortizing
$ 3,400,000			

The highest balance as of any month end for borrowings from the FHLB was $5.0 million. The average rate paid on the advances during the year was 1.88%. The average balance of FHLB advances for 2004 was $2.5 million.

At December 31, 2003, the Company had overnight borrowings of $5.0 million from the FHLB. The Company borrowed for the first time from the FHLB in December 2003. Therefore, the highest balance outstanding at any month end was $5.0 million. The average balance for the only month of 2003 during which an advance was outstanding was $1.6 million. The average interest rate paid on advances in 2003 was 1.46%.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Bank may become party to litigation and claims arising in the normal course of business. As of December 31, 2004, there was no litigation pending.

The Company has approximately five years remaining on its contract with a data processing service. Monthly costs are currently approximately $9,100.

Subsequent to December 31, 2004, the Bank signed a contract with a design-build firm to build a new branch location. The Bank expects to spend a total of $1.0 million for the branch, including the cost of construction and of land purchased in 2004. The purchase price of the land is included in the accompanying Consolidated Balance Sheet.

From time to time the Bank may guarantee merchant credit card accounts on behalf of certain customers. At December 31, 2004 the total amount guaranteed by the Bank related to merchant credit card accounts was immaterial.

Refer to Note 14 concerning financial instruments with off balance sheet risk.

NOTE 11 – UNUSED LINES OF CREDIT

At December 31, 2004, the Bank had unused lines of credit to purchase federal funds totaling $4,350,000 from unrelated banks. These lines of credit are available on a one to fourteen-day basis for general corporate purposes of the Bank. The lenders have reserved the right to withdraw the lines at their option.

NOTE 12 – INCOME TAXES

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows:

	Year ended December 31,					
	2004		2003		2002	
Tax expense at statutory rate	$357,800	34%	$ 183,400	34%	$ 104,650	34%
Increase (decrease) in taxes resulting from:						
Valuation allowance adjustment	-	-	-	-	(52,641)	(17)
State income taxes, net of federal benefit	20,800	2	10,600	2	8,491	3
Other	10,298	1	(10,582)	(2)	-	-
Income tax provision	**$ 388,898**	**37%**	**$ 183,418**	**34%**	**$ 60,500**	**20%**

The income tax effect of cumulative temporary differences at December 31, are as follows:

	2004	2003
Deferred tax asset:		
Allowance for loan losses	$ 311,000	$ 243,000
Unrealized net gains on securities available for sale	10,400	(16,300)
Depreciation	(107,000)	(111,500)
Net deferred tax assets	$ 214,400	$ 115,200

The net deferred taxes are included in other assets in the consolidated balance sheets.

The following summary of the provision for income taxes includes tax deferrals that arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes:

	Year ended December 31,		
	2004	2003	2002
Income taxes currently payable	$ 461,398	$ 222,618	$ 39,929
Deferred income tax provision (benefit)	(72,500)	(39,200)	20,571
Income tax provision	**$ 388,898**	**$ 183,418**	**$ 60,500**

NOTE 13 – RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated, are customers of and have loan transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

A summary of loan transactions with directors, including their affiliates, and executive officers are as follows:

	Year ended December 31,		
	2004	2003	2002
Balance, beginning of year	$ 3,725,723	$ 1,461,682	$ 1,896,689
New loans or lines of credit	3,627,940	3,830,800	880,647
Less loan payments	2,876,671	1,566,759	1,315,654
Balance, end of year	$ **4,476,992**	$ **3,725,723**	$ **1,461,682**

Deposits by directors, executive officers, and their related interests, at December 31, 2004 and 2003 were $1,538,693 and $1,647,139, respectively.

NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the ordinary course of business, and to meet the financing needs of its customers, the Bank is a party to various financial instruments with off balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2004 and 2003, unfunded commitments to extend credit were $14,897,187 and $14,054,616, respectively, and outstanding letters of credit were $464,308 and $158,709, respectively. At December 31, 2004, the unfunded commitments consisted of $11.3 million at variable rates and approximately $3.6 million at fixed rates with $9.8 million expiring within one year. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing and were immaterial in 2004 and 2003.

NOTE 15 – EMPLOYEE BENEFIT PLAN

The Company sponsors a Simple IRA Plan for the benefit of all eligible employees. The Bank contributes up to three percent of the employee's compensation. Employer contributions made to the Plan in 2004, 2003, and 2002 amounted to $31,822, $29,831, and $25,142, respectively.

NOTE 16 - STOCK OPTION PLANS

In 1999, the Board of Directors awarded options (the "Organizers' Options") to purchase 4,000 shares of the Company's common stock to each of the organizing directors of the Company and the Bank (an aggregate of 40,000 shares). These options had an exercise price of $10.00 per share and became exercisable in one-third increments each year beginning on December 14, 2000. The Organizers' Options expire ten years from the date of grant, unless they terminate sooner as a result of the holder ceasing to be a director. Pursuant to the option agreements, the total number of such options outstanding has been adjusted to 53,240, and the exercise price has been adjusted to $7.51 per share as a result of the stock dividends discussed in Note 17 below.

In 2003, the Company's shareholders approved the Cornerstone Bancorp 2003 Stock Option Plan (the "2003 Plan"), which reserved 125,000 shares of the Company's common stock for issuance upon exercise of options. Pursuant to the 2003 Plan, the number of shares reserved for issuance has been increased to 137,500 shares as a result of the 10% stock dividend declared in 2004, which is discussed in Note 17 below. Employees and Directors are eligible to participate in the 2003 Plan, which has a term of 10 years. Awards under the 2003 Plan must be made by the Board of Directors or by a Committee of Directors designated by the Board at an exercise price equal to the fair market value of the Company's common stock on the date of grant. A summary of the activity in the plans is presented below:

	Year ended December 31,					
	2004		2003		2002	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	47,916	$ 7.51	51,465	7.51	53,240	7.51
Granted (1)	19,800	11.36	-	-	-	
Exercised	-	-	-	-	-	
Forfeited or expired	-	-	(3,549)	7.51	(1,775)	7.51
Outstanding at end of year	67,716	$ 8.64	47,916	7.51	51,465	7.51
Options exercisable at end of year	47,916	7.51	47,916	7.51		
Shares available for grant	117,700		137,500		-	

(1) Options granted during 2004 vest over a three year period, with one third vesting on each anniversary of the grant date.

As described in Note 17 below, the Company's Board of Directors declared 10 percent stock dividends to shareholders of record on May 11, 2004, March 17, 2003, and on April 30, 2002. The agreements relating to the Organizers' Options provide for proportionate adjustments in the number of shares subject to options and the exercise price of options in the event of stock dividends, stock splits and other similar stock transactions. Similarly, the 2003 Plan provides for proportionate adjustments in the number of shares reserved for issuance under the 2003 Plan, the number of shares subject to outstanding options and the exercise prices of outstanding options in the event of such transactions.

NOTE 17 - DIVIDENDS

The Company has never paid cash dividends. The Company's ability to pay cash dividends is within the discretion of its Board of Directors, and is dependent on the Company's receiving cash dividends from the Bank. Federal banking regulations restrict the amount of dividends that the Bank can pay to the Company. Furthermore, because of its current growth plans, the Company has no current plans to pay cash dividends even if it would be able to do so. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Company's Board of Directors declared 10 percent stock dividends to shareholders of record on May 11, 2004, March 17, 2003 and on April 30, 2002. After giving effect to these stock dividends, the total number of common shares outstanding as of December 31, 2004 is 1,064,656.

NOTE 18 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification of the banking regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2004						
Total Capital (to risk weighted assets)	$ 8,850	11.1%	$ 6,395	8.0%	$7,994	10.0%
Tier 1 Capital (to risk weighted assets)	7,930	9.9	3,198	4.0	4,797	6.0
Tier 1 Capital (to average assets)	7,930	8.4	3,778	4.0	4,723	5.0
As of December 31, 2003						
Total Capital (to risk weighted assets)	$ 7,959	12.2%	$ 5,236	8.0%	$ 6,545	10.0%
Tier 1 Capital (to risk weighted assets)	7,231	11.1	2,618	4.0	3,927	6.0
Tier 1 Capital (to average assets)	7,231	9.0	3,201	4.0	4,001	5.0

The Company is also subject to capital adequacy guidelines established by the FRB, but for holding companies with total assets of $150 million or less, capital adequacy is measured by the Bank's capital adequacy.

NOTE 19 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows:

	December 31,			
	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$ 3,008,847	$ 3,008,847	$ 2,575,157	$ 2,575,157
Federal funds sold	4,130,595	4,130,595	3,158,508	3,158,508
Investment securities	13,221,273	13,221,273	15,052,303	15,284,953
Loans, gross	75,158,153	75,178,968	59,409,105	60,235,361
Cash surrender value of life insurance policies	1,515,172	1,515,172	1,088,338	1,088,338
FINANCIAL LIABILITIES				
Deposits	82,518,944	80,057,167	65,286,219	65,932,064
Customer repurchase agreements	5,483,993	5,483,993	5,772,192	5,772,192
Borrowings from Federal Home Loan Bank of Atlanta	3,400,000	3,366,174	5,000,000	5,000,000

NOTE 20 - PARENT COMPANY INFORMATION

Following is condensed financial information of Cornerstone Bancorp (parent company only):

CONDENSED BALANCE SHEETS

	December 31,	
	2004	2003
ASSETS		
Cash and interest bearing deposits	$ 836,037	$ 870,019
Investment in subsidiary	7,909,750	7,262,623
Other assets	40,000	40,000
Total Assets	$ **8,785,787**	$ **8,172,642**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses	$ 8,327	$ 5,990
Shareholders' equity	8,777,460	8,166,652
Total Liabilities and shareholders' equity	$ **8,785,787**	$ **8,172,642**

(Continued)

NOTE 20 - PARENT COMPANY INFORMATION, Continued

CONDENSED STATEMENTS OF INCOME

	Year ended December 31,		
	2004	2003	2002
INCOME			
Interest	$ 9,469	$ 11,839	$ 35,877
EXPENSES			
Sundry	44,428	54,794	30,564
Income (loss) before equity in undistributed net income of bank subsidiary	(34,959)	(42,955)	5,313
Equity in undistributed net income of subsidiary	699,016	399,003	241,972
Net income	$ **664,057**	$ **356,048**	$ **247,285**

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2004	2003	2002
OPERATING ACTIVITIES			
Net income	$ 664,057	$ 356,048	$ 247,285
Adjustments to reconcile net income to net cash provided by (used for) operating activities			
Equity in undistributed net income of subsidiary	(699,016)	(399,003)	(241,972)
Increase (decrease) in accrued expenses	2,337	5,732	(578)
Net cash provided by (used for) operating activities	(32,622)	(37,223)	4,735
INVESTING ACTIVITIES			
Investment in bank subsidiary	-	-	(1,000,000)
FINANCING ACTIVITIES			
Cash paid in lieu of fractional shares	(1,360)	(317)	(75)
Net increase (decrease) in cash	(33,982)	(37,540)	(995,340)
Cash, beginning of year	870,019	907,559	1,902,899
Cash, end of year	$ **836,037**	$ **870,019**	$ **907,559**

BOARD OF DIRECTORS

J. Rodger Anthony
Chairman and Chief Executive Officer of Cornerstone National Bank, President and Chief Executive Officer of Cornerstone Bancorp

T. Edward Childress, III
Chairman of Cornerstone Bancorp, Registered Pharmacist, Long-Term Care Facility Owner, Shareholder of Health Management Resources, Inc.

Walter L. Brooks
President and Co-owner of G & B Enterprises

S. Ervin Hendricks, Jr.
President and Co-owner of Nu-Life Environmental, Inc., President and Owner of Advance Machine Works

J. Bruce Gaston
Certified Public Accountant and Principal Partner in Gaston & Gaston, C.P.A.'s, P.A.

Ben L. Garvin
President of Cornerstone National Bank, Secretary and Treasurer Cornerstone Bancorp

Joe E. Hooper
President and Owner of Pride Mechanical and Fabrication Company, Inc.

John M. Warren, Jr., M.D.
Co-founder of Easley OB-GYN Associates, P.A.

Robert R. Spearman
Surveyor - Retired

George I. Wike, Jr.
Retired Optometrist, Investor

MANAGEMENT (THE COMPANY)

J. Rodger Anthony
President and Chief Executive Officer

Ben L. Garvin
Secretary and Treasurer

Jennifer M. Champagne
Chief Financial Officer

MANAGEMENT (THE BANK)

J. Rodger Anthony
Chairman and Chief Executive Officer

Ben L. Garvin
President

Jennifer M. Champagne
Senior Vice President, Chief Financial Officer

Susan S. Jolly
Senior Vice President – Senior Loan Officer

Ann R. Owens
Senior Vice President – Human Resources
Branch Manager- Easley

Daniel Hancock
Vice President – Branch Manager- Berea

Kim T. Lappin
Assistant Vice President – Consumer Loans

Heidi Humphries
Mortgage Manager

Brenda Maw
Vice President – Compliance

Nancy H. Smith
Vice President – Deposit Operations

BEREA ADVISORY BOARD (THE BANK)

James M. Allison, Attorney at Law
Gaston and Allison, LLC

Grady C. Huff, Jr.
Huff Piping, Inc.

David G. Kelman
Wash and Win, LLC

Kenneth A. Yeager, Jr.
Yeager Vision Care

EASLEY ADVISORY BOARD (THE BANK)

Lu Bagwell
President of Lu Bagwell Interiors

Douglas P. Bracken
Chairman of Ray Bracken Nursery

Donald C. Brown
President of Pace Electric Company, Inc.

James Samuel Cox
Investor

James McCrorey (Mac) Lawton
Dixie Lumber Company

James A. Lesley
Steelworks of the Carolinas, Inc.

Joe Harrison Lesley
Joe's Ice Cream Parlor

Elizabeth D. Lowrance
Educator

Gary W. Seymore
Real Estate Investor
Chairman of the Corporate Advisory Board

Ronnie Lee Smith, Attorney at Law
Olson, Smith, Jordan & Cox, P.A.

Hamilton Scott Reeves
F & R Asphalt, Inc.

SHAREHOLDER AND INVESTOR INFORMATION

General Information
Cornerstone Bancorp and Cornerstone National Bank
Post Office Box 428
Easley, SC 29641-0428

Main Office Address:
1670 East Main Street, Easley, SC 29640
Telephone: (864) 306-1444
Facsimile: (864) 306-1473

Berea Office Address:
45 Farrs Bridge Road, Greenville, SC 29617
Telephone: (864) 294-9711
Facsimile: (864) 294-0975

24-hour Telephone Banking: (864) 306-6244
Internet Web Site: http://www.cornerstonenatlbank.com

Annual Meeting
May 10, 2005
4:00 p.m.
Cornerstone National Bank
1670 East Main Street
Easley, South Carolina 29640

Independent Registered Public Accounting Firm
Elliott Davis, LLC

Legal Counsel
Haynsworth Sinkler Boyd, P.A.

Shareholder Services
Shareholder Inquiries:
All shareholder inquiries should be directed to the Chief Financial Officer at the main office.

Registrar and Transfer Agent
First Citizens Bank and Trust
PO Box 29522
Raleigh, North Carolina 27626-0522
919-716-2006

Corporate Publications
Additional copies of the Company's Annual Report, Form 10-KSB and quarterly Forms 10-QSB will be furnished without charge upon written request to Jennifer M. Champagne, Chief Financial Officer, Cornerstone Bancorp, Post Office Box 428, Easley, South Carolina, 29641. These documents are also available on the Securities and Exchange Commission's website at www.sec.gov.

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